Filed by Verilink Corporation (Commission File No. 000-28562)
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934, as amended
Subject Company: Larscom Incorporated
(Commission File No. 001-12491)

Transcript of Verilink and Larscom Merger Conference Call

Monday, May 3, 2004
4:00 PM CDT

Moderator	Ladies and gentlemen, thank you for standing by. Welcome to the Verilink and Larscom Merger conference call. At this time, all participants are in a listen-only mode. Later, we will conduct the question and answer session with instructions given at that time. As a reminder, this conference is being recorded.

I would now like to turn the conference over to our host, Vice President and Chief Financial Officer of Verilink, Mr. Bill Smith. Please go ahead.

B. Smith	Thank you. Good afternoon. Welcome to Verilink Corporation’s and Larscom Incorporated’s conference call to discuss the combination of our two companies based on the definitive merger agreement signed on April 29, 2004. With me today is Leigh Belden, President and CEO of Verilink and Dan Scharre, President and CEO of Larscom. We will begin with our prepared comments, after which we will take your questions.

Before we begin, I want to remind you that in addition to historical information, this presentation contains forward-looking information including, without limitation, statements regarding the closing of the merger and the expected synergies following the merger, features, function and market acceptance of the Verilink and Larscom product lines, customers, revenue forecasts, operating expenses, and general outlook. These forward-looking statements involve assumptions, risks and uncertainties that may cause actual results to differ materially, including, but not limited to, the satisfaction of certain conditions to closing of the proposed merger, the ability to successfully integrate the two companies and achieve expected synergies following the merger, the ability of the combined company to develop and market successfully and in a timely manner new products, the impact of competitive products and pricing and of alternative technological advances and other risks. Key factors impacting current and future performance are described in both companies’ Forms 10-K and quarterly reports on Forms 10-Q. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those discussed today. We will also refer to non-GAAP financial measures, such as income excluding merger-related and restructuring charges. For information regarding the use of non-GAAP financial measures, see Verilink’s April 28 press release posted in the News and Events section of our website at www.verilink.com.

I would like to now turn the call over to Leigh who will provide an overview on the benefits of the merger from Verilink’s perspective, its fit with Verilink’s strategy, and what we may expect going forward. Next, Dan Scharre will comment on the merger from Larscom’s perspective. I will then briefly review the transaction after which the three of us would be pleased to answer any questions.

L. Belden	Thank you Bill.

We’re excited about the pending merger between Verilink and Larscom, and are here today to provide our thoughts on what this means for us going forward.

Since Verlink’s inception in 1982, we've accumulated an impressive list of customers including: all major domestic carriers, international carriers and PTTs, and many Fortune 500 corporations, providing them with a broad range of access equipment including CSU/DSUs, multiplexers, dacs, digital pair gain equipment, Voice over Broadband and TDM Integrated Access Devices, or IADs, and routers. As a supplier of OEM equipment we are also a strategic partner and OEM provider to leading wireline and wireless infrastructure equipment manufacturers such as Lucent Technologies and Nortel Networks.

Verilink’s strategy is to become the Broadband Access Company of choice for service providers and leading equipment suppliers of next generation networks. To this end, we have focused on offering our customers access equipment and services that assist our customers in the cost effective deployment of today’s and tomorrow’s communications networks.

As we believe the large scale transition to next generation, Voice over IP based networks, will occur over the next 5-10 years, we see an opportunity, today, to grow our customer base, and product offerings, via merger and acquisition as well as through internal investment. Over the past fifteen months we have broadened both our product offerings and customer base through strategic acquisitions of companies and product lines. In addition to these external investments we have focused our internal investment primarily at the development of access devices for next generation network services, such as VoIP.

Our merger with Larscom is a major milestone in our execution of this strategy, significantly extending our customer base, and broadening our offerings of both today’s and next generation access solutions.

Critical in the process of becoming the broadband access company of choice is the accomplishment of top line revenue growth, profitability, and continued positive cash flow. I would like to give you a brief overview of the combined company from a financial perspective. On a pro forma basis, the combined company would have had $18.6 million in revenue for the past March quarter, or approximately $75 million of annualized revenue. Once the integration is complete, we expect Verilink to have profitable operating income, excluding merger-related expenses. Longer term, we believe the greater resources of the combined company and larger product line will allow us to better serve our customers and help drive top line growth. At the same time, operational synergies resulting from the merger should allow for a higher level of investment in product development and sales and marketing than either company could have achieved on its own, while at the same time lowering overall expenses as a percentage of sales.

As one of our goals is to diversify our product lines and strengthen our customer base, let me now provide more detail on the product and customer synergies that this combination brings about.

Looking first at the capitalized customer and key partners relationships fit, Verilink’s five largest customers last quarter were Verizon, Nortel, Interlink Communications Systems, Communications Network Services, and Birch Telecom while Larscom’s were MCI, LTI Datacom, Avaya, Lucent and Tech Data. In summary, there is little overlap in the key customer and partner arenas, thus giving us an opportunity to leverage our sales of the combined products and services to a broader set of existing customers.

On the product side, Verilink is a leader in integrated voice and data access solutions including, TDM, voice over packet and voice over broadband IAD solutions including VoIP, VoDSL, and VoATM, with over 100,000 Voice over Broadband IADs, shipped through the end of last year. Larscom’s eLink and Integrator-300 TDM IAD families strongly complement Verilink’s recent investments in the TDM IAD space, via both our acquisition of XEL in Denver, Colorado this past February, and with the introduction of our 7200 and 7500 IAD product lines. This really jump starts our access to today’s customers for TDM IAD’s and these are the customers that will need our next generation solutions.

Larscom also has an impressive range of products addressing today’s network access requirements including optical edge access multiplexers, inverse multiplexers, intelligent CSU/DSUs and access routers.

Last quarter Verilink announced a family of wire speed Multilink Frame Relay and Multilink PPP access routers. These products address the demand for multi-megabit applications and service offerings by both enterprise users and service providers. Larscom has similar offerings that complement this family of routers. Perhaps more importantly, Larscom has recently introduced a family of Ethernet-over-SONET Multiservice Access Platforms, the Orion 7400, that brings new price points for access via next-generation multiplexing technology, and “industry first” standards based interfaces for Ethernet–over-SONET applications, thus enabling new service revenue opportunities for our carrier customers. These can be key products in assisting providers in deploying converged voice and data services; in supporting streaming video and multimedia applications, in providing high speed Internet access; and in extending the enterprise LAN by using Virtual Ethernet over a single, dynamic access link.

At this juncture I would like to turn the call over to Dan.

D. Scharre	Thank you Leigh. Let me start out by saying that I have been a long time advocate of consolidation of the smaller players in the access side of the telecom space. And this is with the strong support of the Larscom board and my executive management team. In order to be able to commit the resources necessary for a robust R&D program and to more effectively serve our customer base, we at Larscom need to be of a larger size and scale than we currently are. The synergies with Verilink are compelling. We have complementary products, and together provide an expanded customer base for these products. Bottom line, we believe we can accomplish more together than we could on a standalone basis.

For those of you who are not familiar with Larscom, our company has shipped over 350,000 access units worldwide and counts among its carrier customers AT&T, MCI, RBOCs, and CLECs. In addition to a direct sales force that targets the carriers and certain enterprise customers, Larscom’s sales channels include an OEM relationship with Lucent Technologies, a master distributor relationship with TechData, and a global reseller infrastructure.

In the market for NxT1 services, that is services at data rates less than DS3, which is 45 megabits per second, and greater than T1, which is 1.5 megabits per second, Larscom is a leading provider of scalable bandwidth solutions. By bundling existing T1 or E1 lines together into a single high-speed channel, Larscom’s inverse multiplexers provide a scalable and affordable way to deliver WAN connections of up to 12 megabits per second via T1 aggregation or 16 megabits per second via E1 aggregation. These product families support standards based inverse multiplexing over ATM and Multilink Frame Relay as well as proprietary IMUX capabilities. These complement the multilink and high-speed DS3 routers that Verilink introduced in February of this year.

One of the more exciting aspects of this merger is what the combined company will be able to do for its customers. Strong relationships with customers and key partners are critical success factors for today’s broadband access vendors. With the broader resulting product set coupled with strong engineering, operations, sales and marketing organizations, the merged Company will be an even stronger vendor for these key constituencies.

With that, I will turn the call back to Leigh.

L. Belden	Thank you Dan.

Simply stated, the combination of Verilink and Larscom creates a stronger Company, broadens and deepens our product offerings, strengthens our customer relationships and strategic partnerships, and allows us to combine our resources in areas where heretofore we have used them to compete.

We are also pleased that, commensurate with the closing of the transaction, Desmond P. Wilson III will join Verilink’s Board of Directors. Des is well known and respected throughout the telecommunications industry and currently serves as President and Chief Executive Officer of Axel Johnson, Inc. Previous to this he was the President and CEO of Hekimian Laboratories, during a period when its revenues grew to $180 million and was subsequently sold in 2000 to Spirent, Plc for over $1.5 billion. We look forward to realizing the benefits of Des’ insight and experience that he brings to our board.

In summary we are very excited with what this merger brings to our combined companies in terms of revenue, customers, products, and people as we continue to execute our strategy of building the premier provider of first mile access solutions to communications services for the benefit of our customers and stakeholders alike.

I would like to now turn the call over to Bill who will cover the transactional issues.

B. Smith	Thank you Leigh.

Under the terms of the merger agreement, Verilink will exchange 1.166 shares of Verilink common stock for each share of Larscom common stock, subject to adjustments based on Larscom’s adjusted net working capital at closing as defined in the agreement. If Larscom’s net adjusted working capital at closing is less than targeted levels set forth in the agreement, the exchange ratio will be correspondingly reduced. The targeted net adjusted working capital amount is $5.5 million if the closing is on or before July 9th, $5 million if the closing is after July 9th and on or before August 15th, and $4.5 million thereafter. The adjustment mechanism is set forth in further detail in the merger agreement.

Based on the exchange ratio, Verilink will issue approximately 6 million shares in this transaction. The resulting company will continue to be listed on NASDAQ and will trade under the symbol VRLK.

The merger is intended to be a tax-free reorganization, and is expected to be treated as a purchase for financial accounting purposes, in accordance with generally accepted accounting principles. The acquisition will be recorded under the purchase method of accounting, and the purchase price will be allocated based on the fair value of the assets and liabilities acquired. We would expect to complete the preliminary allocation of the purchase price during the first quarter of fiscal 2005.

Larscom had revenues for the calendar year ending December 31, 2003 of $21.9 million. With approximately two months of XEL contributing to Verilink’s results, the pro forma combined revenue of Verilink and Larscom, at the end of the March 2004 quarter, would have been $18.6 million, or approximately $75 million on an annualized basis.

We expect gross margins for the combined companies to be higher than gross margins reported by Verilink in the third fiscal quarter of 2004.

While we are still very early in our integration planning, we expect to realize significant cost reductions as we consolidate the two organizations. We will be working over the next few months to plan and to put an organization in place that is focused on profitability and cash flow. After the integration is complete, we expect to have profitable operating income, excluding merger-related expenses.

Now I would like to turn the call over to Leigh who will summarize the call.

L. Belden	Thank you, Bill.

Before making some concluding remarks, I would like to highlight Verilink’s previous quarterly results as discussed in our conference call last Wednesday, the 28 th of April. Revenues for the quarter were up 52% from the previous quarter and 151% from the year ago quarter. Excluding the effect of a previous acquisition and related expenses taken during the quarter, non-GAAP income increased 43% from the previous quarter and 222% from the comparable non-GAAP income of the Q3’03 quarter. We achieved positive cash flow from operating activities again during the quarter and were profitable for the 8 th quarter in a row, excluding acquisition related expenses and write-offs associated with the NetEngine acquisition in Q3’03 and the XEL acquisition in Q3’04.

In summary, I am proud of our achievements over the last eight quarters, which were accomplished during a significant downturn in telecommunications spending. We are very pleased with our agreement to merge with Larscom and believe that the combined company will help us better serve our customers. And moving forward, we will continue to focus on the following financial goals: driving top line growth; generating cash; generating results; and taking care of our customers.

This completes our prepared comments and I thank you for your continued support and interest in Verilink. We would like to open up the conference call for your questions. Operator?

Moderator	Thank you. One moment please for the first question. Our first question comes from Steve Dayan with Harbert Management. Please go ahead.

S. Dayan	Congratulations on the pending announcement. I have a couple of questions, first of all, is two diligence complete?

B. Smith	Yes.

S. Dayan	Secondly, can you repeat the amounts of the net adjusted working capital that has to be in place and what the dates are?

B. Smith	Yes, I will. It is included in the merger agreement and I believe those documents have been filed, I think as of last Friday attached to Form 8-K but let me go over that again with you.

S. Dayan	Okay. I’d appreciate it since I got most of them, but not all of them.

B. Smith	Okay. The targeted net adjusted working capital is $5.5 million, if the closing is on or before July 9 th . It’s $5 million if the closing is after July 9 th on/or before August 15 th and $4.5 million after that.

S. Dayan	What is the net adjusted working capital at present as close to today you can tell me?

B. Smith	Let me look and see if we can get that number. I believe that you could probably get that out of the Larscom press release that was filed today. Larscom did have their earnings call at about one hour ago.

D. Scharre	Half an hour ago, 45 minutes ago. This is Dan. We’re trying to get that number real quickly and it will be the working capital as of the end March, which is the quarter we’ve just reported.

S. Dayan	Right. Okay. That will be great. Secondly, when do you expect—I know you’ve given these three different targeted ranges for the adjusted working capital. When do you expect to close the deal?

D. Scharre	Steve the number is just over $6.8 million as a working capital as of the end of March.

S. Dayan	I appreciate that. When do you expect to close the deal? I see you have a wide timeframe. Is there some closer date you’re targeting?

B. Smith	The expectation that we would close by the July 9 th date; but as you know, we have to get stockholder approval, as well as file documents with the SEC and depending upon whether or not they have a review and the length of that review will impact the timing of the closing of the transaction.

S. Dayan	Right. You do also have to file Hart-Scott, is that correct?

B. Smith	I do not believe we have to file Hart-Scott.

S. Dayan	Okay. When you announced this deal, did you shop company? Was there an auction or what’s the background of the two of you coming together?

D. Scharre	This is Dan. In the space that we’re in, we all know who the other players are. It is a matter of deciding if and when a time is right for our companies getting together in the best interest of the future business of company and the shareholders. I’ve known Leigh for some period of time. Leigh has known me, as I know a lot of other people in the space as does Leigh. There came a time as we’re looking at our business plans and our interest and our intent and some of the things that Leigh talked about, our future plans for IADs, which include similar things, voiceover IP in both cases just led us down the path to explore, whether or not a combination would be in the best interest for both companies. And after we did initial due diligence, we decided it made sense to pursue it further and the result was the pending merger.

S. Dayan	This sounds great. I guess that’s really it. Those are my questions. I want to wish you luck and I will be in touch with you on a individual basis.

Moderator	We have a question from Ed Zabitsky with ACI Research. Please go ahead.

E. Zabitsky	Good afternoon. First of all, lots of luck with your merger. I wanted to ask you about the assuming all the necessary approvals are given and the clock starts ticking, how long would you expect it to take until you can move the—I would assume you’re going to move the manufacturing over to the Madison facility or Huntsville. I forgot where it is.

L. Belden	Let me talk a little about consolidation and plans. We will be going through that in detail over the next couple of months. My assumption is that we will be consolidating corporate administration and a large portion of operations into the Madison area. That the timing on the profitability as a result of the synergies we expect to realize will be dependent upon the close time and the timing of revenues and expenses within any particular quarter.

E. Zabitsky	Okay. But as far as, you said an expectation as far as having a positive gross margin impact, do you have a sense as to the timeframe to that?

L. Belden	We would expect to be profitable commencing after merger with operations going forward, depending upon the timeframe in the quarters of revenue and expenses. The consolidation timeframe is expected to be approximately six months. In other words, we would expect to be completed by the end of the December quarter.

E. Zabitsky	Did you say that—I don’t want put words on your mouth; I just to understand it better. Did you say that just the administrative consolidation will get you to that profitable level?

L. Belden	No. I didn’t say that.

E. Zabitsky	Okay. I do want to make sure about that. So you see some benefits obviously on the manufacturing side.

L. Belden	We do see some on the manufacturing side. There’s a potential opportunities for integration of investment that needs to be reviewed in more detail. As part of the diligence, we were mutually satisfied that the company would be a profitable going forward; and we felt strongly that we could improve relative to our customers, the investment with the combined product lines and resources of the company.

E. Zabitsky	Okay. So, we should expect different cost savings over the next—assuming it’s approved, over the next six months after that.

L. Belden	That’s what I would say, yes.

Moderator	Our next question comes from Ralph Muller with UBS Financial Services. Please go ahead.

R. Muller	Good afternoon. Leigh, could you give us sort of broad overview or a vision that you have of the industry, where Verilink will be positioned? Maybe talk about a little bit about the growth of the industry, the growth of Verilink; because I guess this is your second and third acquisition and actually, the stock price is lower today than where it was in the end of July.

L. Belden	I think I heard two, three things there. Growth of the industry, growth of Verilink within the industry and stock price I presume is going to be dependent upon our growth and profitability going forward, an item near and dear to our heart. We’re beginning to see some uptick in the interest in spending by carriers and partners alike. It’s an extremely busy time for us at this juncture and that’s indicative of future business to come. That’s both in sort of across board in our product arenas and with the partners, so it’s a generic statement.

The expectation is that the capital spending on the part of the major carriers, at least domestic major carriers, which historically half the world’s telecommunications market is in U.S, is expected to be up, perhaps, as much as very low double-digits next year. It’s the first time in three to four years that we’ve seen that kind of prediction.
Our objectives is to put our company, Verilink within that, to put our company together that has an increased base and better strength and at a variety of levels of products, one-stop-shopping, ability to invest, ability to service and support our customers, than the company was—frankly, when I came back a couple of years ago or as Dan mentioned, than in any of the smaller players here in the industry. That we need to combine and bring those synergies to the table to be a more effective competitor and investor in the future.

The future is coming; we see transition to a different kinds of technologies, particularly the next generation Ethernet, voiceover IP, voiceover IP, voiceover broadband kinds of directions that we’ve been investing heavily in. I believe that the combination of companies, that the strength we can build up our customer-base and of ability to invest going forward is just a compelling case for us.

R. Muller	Okay. Very good. Let me ask you, I understand that you have hired an investor relations firm. How are you going to position them to take advantage of their services, to get you out into the investment community and be able to tell your story?

L. Belden	Well, we began exactly that process, Ralph, and I think it’s an important one. We have engaged the Blueshirt Group out of San Francisco and New York to work with this in this arena. They began with the company the first of April, so it’s been a busy time for them. We had discussed with them the potential of this merger with Larscom and asked that we differ mutually beginning in depth external activities until after this event was announced. We’ll recommence that, I would expect that before the end of the quarter, we will begin to have a professional presentation and begin working the professional investment community with our story. So, that’s our timeframe and was somewhat delayed from, perhaps, what we would have done if we didn’t view this significant opportunity to put these companies together.

Moderator	We have a question from Todd Koffman with Raymond James. Please go ahead.

T. Koffman	Thank you. When you were going through your product lines between Verilink and Larscom, it seems as though there was a fair amount of commonality between the products. How much of your business were you actually competing against each other, even if the customer fit looks complementary?

L. Belden	I think there is less—if we segment the products one more time, say, at a granular level, we’re going to find less commonality of product.

A good example is in the IAD space, where frankly, we’re investing. We have in investing in the recent introductions of the 7200 and 7500 Verilink products are direct competitors for the ... of products, a very strong which was a very strong position in the TDM IAD marketplace ... did not have—and Larscom has not yet brought to market, a product that would handle the voiceover broadband ATM or voiceover IP, which we are in the process both of having shipped much voiceover broadband and are working with partners for deployment in the VoIP as we speak, going through testing and certification and addressing commercial opportunity, so there’s much more synergy there than, perhaps, would be evident, just from the name of the products.

Also looking at the higher speed access where there was a multi-link PPP product, we’ve recently introduced the multi-link frame relay product. There’s a good commonality of that leading then into the 7400 Orion, Ethernet over SONET product family. We’re really talking a higher speed access delivery to businesses and other customers here and a broader series products or range of products that can deliver these services for our customers. Historically, both Verilink and Larscom, going back five years or something, competed in the CSU/DSUs, inverse multiplexing and that’s no longer the main line investment, thought of course, we have revenues there. For either company, we are really looking to the future. I think this is a very significant combination that is much more additive than it is overlay.

T. Koffman	Just as a follow to that maybe you can make a clarification to that, if you look at who Larscom would characterize as their stiffest most common competitor, who would that be and who would that be for Verilink today?

D. Scharre	This is Dan. Atran is clearly our biggest competitor.

L. Belden	For Verilink today domestically it’s Atran. Overseas probably, RAD though, there are number of competitors.

Moderator	We have a question from Roberto Canto with UBS. Please go ahead.

R. Canto	Good afternoon, gentlemen. I wanted to know if you can put some numbers or if you can quantify a couple of points you made before regarding the gross margins. You said they’d be up on a combined basis, see you could quantify that, once you complete your integration of manufacturing, etc. Then, also, you mentioned, you expect to have significant cost reductions. Also if you could put some numbers behind that, once you complete integration of the two operations.

B. Smith	Roberto, this is Bill. In the next couple of months, we will be spending time putting together the plans to do that; and until those are finalized, I would really hate to get into specific numbers on there. From our margins standpoint, if you look at our quarter that we just completed in March, our margins were about 38%. Larscom’s margins for 2003 were about 50% and we feel like going on a combined basis, that the mix with Larscom’s products and our products will increase our overall margins that we accomplished in the March quarter. So, that’s really the perspective.

We also expect to see some margin improvement just from the consolidation of manufacturing operations; and again, we are still working through that and do not have very specific numbers on that.

As to the cost-reductions, we will work to come up a plan to eliminate any kind of a duplicative cost as an example, having two separate boards, we will only have one board. There is outside auditing phase, which we will cut, so there’s a lot of those kind of costs that will come out, day one, along with looking at what force we need going through a transition period, so those are things and plans that we will put in place over the next couple of months.

R. Canto	Okay. Just looking at the Larscom operations, they’ve been unprofitable at least last year and this first quarter; do you think you can reduce their cost enough, so that their operations on a standalone basis would be profitable? Is the acquisition going to be accretive with those six million shares that you’re issuing?

L. Belden	The answer is yes. We expect to be able to get enough costs out of the combined business for that addition to the business to have been profitable. In other words, the combined transaction will result in that business, as well as XEL, as well as the historical Verilink all being profitable after the integration period has ended.

Moderator	We have a question from Fernando Canto, a private investor. Please go ahead.

F. Canto	Leigh, I think you mentioned a little while ago that you have seen quite a bit of pickup in orders coming from this telecommunication company? Has Larscom seen that pickup in orders also or you’re referring to just to Verilink?

L. Belden	My comments were made at the last week’s conference and, indeed, we did have very good momentum in the bookings exiting the quarter, which I shared on the call. Dan, perhaps you could comment as to the momentum or cyclicality of orders in the quarter for you.

D. Scharre	Our first quarter calendar quarter the one just ended in March, we had an earnings call just about an hour so ago. It was down from the previous quarter. The previous two quarters had been up from prior to that. A major part of what happened last quarter was that we had a particular customer that buys IADs and shipments were lower to that customer, not we believe on a long-term basis, but just because of the lumpiness of how major carriers buy and deploy IADs. So, we did see a shortfall last quarter, compared to the previous one.

Moderator	We have a question from Brian Lawson with The Huntsville Times.

Please go ahead.

B. Lawson	Okay. Just a quick follow up on integration, you talked about squeezing cost out of the operations. Can you describe at all what you expect to move over from Larscom? Have you identified some things you know are kind of coming out of the deal?

B. Smith	Brian, this is Bill. Initially, I would tell you, we’re going to look at administrative items that we would move over, as well as operations; but again, it’s going to be things that have to be developed over the next couple of months as we put in place integration plans. But it’s primarily operations and generally administrative items.

B. Lawson	I saw where Larscom had about 85 employees in December. Is that still a good number, or has that headcount been reduced?

B. Smith	I believe at their last quarter end, they had 79 employees, so it’s reduced slightly.

D. Scharre	That’s correct, 79.

Moderator	We have a question from Steve Dayan with Harbert Management. Please go ahead.

T. Ryner	It’s Toni Ryner. Couple of things. Just to be straight, there’s no upward adjustment if working capital comes in higher, right?

L. Belden	That’s correct.

T. Ryner	If from what I got, working capital at the end of March is 6.8, is that right? What was it, can you just run down, it’s just partly being lazy by me, what it was at the end of—I don’t know, let’s just say January and February?

D. Scharre	That’s not public information. We can get you the...

T. Ryner	Okay. How about the December quarter then?

D. Scharre	Just so you know, the working capital, you hit the point that it’s a one-way only. The working capital adjustment was put in place basically in the event that there were some unexpected results. It’s not meant to be something that we anticipate, based on our understanding of the business going forward that will affect the number.

T. Ryner	But while it’s discussed and while there’s a good deal of time spent to it, both on this call and the merger agreement, we might as well—just so we’re on the same page.

D. Scharre	It was just under $8.4 million at the end of December.

T. Ryner	Then, just and if you discussed it, I apologize. Can you just work down suppose instead of being $5.5, it was $5 million, how that would actually affect the price in the ratio? Is there it linear, how does it work? Is there some kind of averaging period or day were it takes—can you just walk through that, please?

B. Smith	There’s actually a formula in the merger agreement. It’s in Section 2.4...

T. Ryner	Okay. I must have missed that thing then as I was rushing through, it’s my fault.

B. Smith	If you look in there, but you go through and you add whatever the actual working capital is to the number for that section, which is $24.6 million, I believe with somewhere in that neighborhood; and you divide that by what the targeted number would have been and you’ll get a fraction. And say, if it was slightly less than, an example that you gave as a target should have been 5.5, the actual number comes in at five. Then the adjustment factors are going to be slightly less than one; and you multiply that factor times to 1.166 exchange ratio to come out with the actual ratio that will be used. But as I said, it goes in the detail in section 2.4.

Moderator	We have a question from Steve Spitts, a private investor. Please go ahead.

S. Spitts	Are you anymore willing to provide revenue guidance for the current quarter than in past quarters?

D. Scharre	No. Specifically not at this time, Steve. Sorry.

Moderator	Mr. Smith, there are no further questions at this time. Please continue.

B. Smith	Thank you. I appreciate everyone joining us today for this call and this concludes our call.

Moderator	Thank you. Ladies and gentlemen, that does conclude our conference call for today. Thank you for your participation and for using AT&T Executive Teleconference. You may now disconnect.

About Larscom Incorporated

Larscom (Nasdaq: LARS) enables high-speed access by providing cost-effective, highly reliable (carrier-class), and easy-to-use network access equipment. In June 2003, Larscom merged with VINA Technologies to create a worldwide leader in enterprise WAN access for the delivery of high-speed data, and integrated voice and data services with the deployment of more than 350,000 systems worldwide. Larscom’s customers include major carriers, Internet service providers, Fortune 500 companies, small and medium enterprises, and government agencies worldwide. Larscom’s headquarters are in Newark, California. Additional information can be found at www.larscom.com.

About Verilink Corporation

Verilink provides customer premises voice and data access solutions to service providers, strategic partners and enterprise customers on a worldwide basis. Verilink is a market leader in voice over packet and voice over TDM IAD solutions including VoIP, VoDSL and VoATM. Data only offerings include access routers, probes, CSU/DSUs, DACS and network monitoring solutions. Verilink turnkey service solutions empower carriers with the flexibility to provide integrated services regardless of network technology. The Company’s headquarters are located at 127 Jetplex Circle, Madison, AL 35758. Verilink stock trades on the Nasdaq National Market under the symbol VRLK. To learn more about Verilink, visit the website at http://www.verilink.com.

Additional Information about the Merger and Where to Find It

Verilink plans to file a Registration Statement on Form S-4 with the Securities and Exchange Commission (“SEC”) in connection with the merger, and Verilink and Larscom expect to mail a Joint Proxy Statement/Prospectus to stockholders of Verilink and Larscom concerning the proposed merger transaction. INVESTORS AND SECURITY HOLDERS OF VERILINK AND LARSCOM ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT VERILINK, LARSCOM, THE MERGER AND RELATED MATTERS. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Verilink by directing a written request to: Corporate Secretary, Verilink Corporation, 127 Jetplex Circle, Madison, AL 35758. Investors and security holders may obtain free copies of the documents filed with the SEC by Larscom by directing a written request to: Corporate Secretary, Larscom Incorporated, 39745 Eureka Drive, Newark, CA 94560. Investors and security holders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the merger.

In addition to the Registration Statement and Joint Proxy Statement/Prospectus, Verilink and Larscom file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Verilink and Larscom at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Verilink’s and Larscom’s filing with the SEC are also available to the public from commercial document-retrieval services and at the SEC’s web site at www.sec.gov.

Interests of Certain Persons in the Merger

Verilink and Larscom will be soliciting proxies from the stockholders of Verilink and Larscom in connection with the merger and issuance of shares of Verilink common stock in the merger. In addition, the respective directors and executive officers of Verilink and Larscom may also be deemed to be participants in the solicitation of proxies. Information about the directors and executive officers of Verilink is set forth in the proxy statement for the annual meeting of stockholders filed on October 10, 2003. Information about the directors and executive officers of Larscom is set forth in the Larscom Form 10-K/A for the fiscal year ended December 31, 2003, which was filed with the SEC on April 29, 2004. The directors and executive officers of Verilink and Larscom have interests in the merger, some of which may differ from, or may be in addition to those of the respective stockholders of Verilink and Larscom generally. Those interests will be described in greater detail in the Joint Proxy Statement/Prospectus with respect to the merger, which may include potential employment relationships, potential membership on the Verilink Board of Directors, option and stock holdings and indemnification.

Safe Harbor Statement

Except for the historical information contained herein, the matters set forth in this conference call transcript, including statements as to the expected benefits of the combination of the two companies, future product offerings, expected synergies, and timing of closing, are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including, but not limited to, the satisfaction of certain conditions to closing of the proposed merger, including the risk that stockholder approval might not be obtained in a timely manner or at all, the ability to successfully integrate the two companies and achieve expected synergies following the merger, the ability of the combined company to develop and market successfully and in a timely manner new products, the impact of competitive products and pricing and of alternative technological advances, and other risks detailed from time to time in the SEC reports of Verilink, including its Form 10-K for the fiscal year ended June 27, 2003 and Form 10-Q for the quarter ended January 2, 2004, filed with the SEC on September 24, 2003 and April 22, 2004, respectively, and in the SEC reports of Larscom, including its Form 10-K for the fiscal year ended December 31, 2003, filed with the SEC on March 31, 2004. These forward-looking statements speak only as of the date hereof. Verilink and Larscom disclaim any intention or obligation to update or revise any forward-looking statements.

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Verilink, the Verilink logo, and NetEngine are registered trademarks of Verilink Corporation. Larscom is a registered trademark of Larscom Incorporated. All other trademarks or registered trademarks are the property of the respective owners.